Exhibit 99.1

PRESS RELEASE

Bonso Electronics Reports Year End Results

HONG KONG, September 28, 2012 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO), a designer and manufacturer of sensor based products, reported its financial results for the fiscal year ended March 31, 2012.

The company reported a net loss for the fiscal year ended March 31, 2012, of $0.9 million or $0.17 basic and diluted loss per share. Net sales for the fiscal year ended March 31, 2012 decreased 6.0% to $26.7 million from $28.4 million for the fiscal year ended March 31, 2011.

Anthony So, the Chairman of Bonso, stated, "Our operations in China continue to be affected by inflation, especially increase in labor costs due to the annual raise of minimum wage by the local government. However, we are pleased to announce that the gross margin as a percentage of revenue increased to approximately 14.6% during the fiscal year ended March 31, 2012, as compared to approximately 12.8% during the fiscal year ended March 31, 2011. The higher gross margin was the result of the reduced manufacturing cost due to increase in efficiency."

Mr. So said that, "We expect that demand for our products will continue to grow, and we are pleased to announce that the selling of a new Wi-Fi electronic scale is expected to contribute 15% extra revenue for this fiscal year ending March 31, 2013."

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and telecommunications products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as ``should,'' ``intends,'' ``is subject to,'' ``expects,'' ``will,'' ``continue,'' ``anticipate,'' ``estimated,'' ``projected,'' ``may,'' `` I or we believe,'' ``future prospects,'' or similar expressions. Forward-looking statements made in this press release, which relate to the reduction of losses and a positive impact upon our future operations as a result of the sale of assets involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

-- Tables to Follow –

Consolidated Balance Sheets

(Expressed in United States Dollars)

	March 31
	2011	2012
	$ in thousands	$ in thousands
Assets

Current assets
Cash and cash equivalents	5,407	3,014
Trade receivables, net	1,311	2,081
Other receivables, deposits and prepayments	708	1,104
Inventories	4,848	4,105
Income tax recoverable	1,944	1,903
Current assets of discontinued operations	5	—

Total current assets	14,223	12,207

Other intangible assets, net	4,031	3,990

Property, plant and equipment
Buildings	9,719	9,948
Construction-in-progress	1,801	5,264
Plant and machinery	20,884	21,377
Furniture, fixtures and equipment	3,146	3,260
Motor vehicles	445	449

	35,995	40,298
Less: accumulated depreciation and impairment	(32,437)	(33,327)

Property, plant and equipment, net	3,558	6,971

Total assets	21,812	23,168

Liabilities and stockholders’ equity

Current liabilities

Notes payable	1,333	1,870
Accounts payable	2,729	5,032
Accrued charges and deposits	2,199	2,347
Income tax liabilities	24	44
Current liabilities of discontinued operations	1,086	—

Total current liabilities	7,371	9,293

Income tax liabilities	2,595	2,595

Deferred income tax liabilities	19	2

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: 2011 and 2012- 5,577,639, - outstanding shares: 2011 and 2012 – 5,246,903	17	17
Additional paid-in capital	21,765	21,765
Treasury stock at cost: 2011 and 2012 - 330,736 shares	(1,462)	(1,462)
Accumulated deficit	(10,932)	(11,834)
Accumulated other comprehensive income	2,439	2,792

	11,827	11,278

Total liabilities and stockholders’ equity	21,812	23,168

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

	Year ended March 31,
	2011	2012
	$ in thousands	$ in thousands

Net sales	28,387	26,682
Cost of sales	(24,760)	(22,782)

Gross profit	3,627	3,900

Selling expenses	(249)	(267)
Salaries and related costs	(2,716)	(2,526)
Research and development expenses	(334)	(312)
Administration and general expenses	(1,959)	(2,492)
Gain from liquidation of subsidiary	—	1,448

Loss from operations	(1,631)	(249)
Interest income	6	7
Interest expenses	(56)	(87)
Foreign exchange loss	(130)	(703)
Gain on disposal of property	155	—
Gain on disposal of intangible assets	41	—
Other income	184	132

Loss before income taxes	(1,431)	(900)
Income tax expense	—	(2)

Loss from continuing operations	(1,431)	(902)
Loss from discontinued operations, net of tax	(129)	—

Net loss	(1,560)	(902)

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax	199	353

Comprehensive loss	(1,361)	(549)

Loss per share

Weighted average number of shares outstanding	5,246,903	5,246,903

- basic and diluted
-Continuing operations	(0.27)	(0.17)
-Discontinued operations	(0.02)	—

	(0.29)	(0.17)

The diluted net loss per share was the same as the basic net loss per share for the fiscal year ended Mar 31, 2011 and 2012 as all potential ordinary shares including the stock options and warrants are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724

SOURCE Bonso Electronics

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